UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Level 3 Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N100

(CUSIP Number)

Pek Siok Lan

c/o Singapore Technologies Telemedia Pte Ltd

51 Cuppage Road #09-01

StarHub Centre

Singapore 229469

Telephone: (65) 6723 8668

Facsimile: (65) 6720 7277

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N100	Page 2 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,498,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,498,593
11	Aggregate Amount Beneficially Owned By Each Reporting Person 50,498,593
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.3%
14	Type Of Reporting Person CO

CUSIP No. 52729N100	Page 3 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,498,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,498,593
11	Aggregate Amount Beneficially Owned By Each Reporting Person 50,498,593
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.3%
14	Type Of Reporting Person CO

CUSIP No. 52729N100	Page 4 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,498,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,498,593
11	Aggregate Amount Beneficially Owned By Each Reporting Person 50,498,593
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.3%
14	Type Of Reporting Person CO

CUSIP No. 52729N100	Page 5 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,498,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,498,593
11	Aggregate Amount Beneficially Owned By Each Reporting Person 50,498,593
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 24.3%
14	Type Of Reporting Person CO

Page 6 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 1 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd (“STT”) with the Securities and Exchange Commission (“SEC”) on October 5, 2011 (as amended, the “Statement”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a company organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 1025 Eldorado Blvd. Broomfield, Colorado 80021. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2.	Identity and Background

Item 2 is hereby amended by inserting the following at the end of the fourth paragraph thereof:

The name and other information relating to Wong Kim Yin are removed from the list of executive officers and directors of Temasek set forth in Schedule A.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting paragraphs (a) — (b) and replacing them to read as follows:

(a) — (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Stock.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 50,498,593 shares of the Common Stock (after the Issuer’s reverse stock split, effective as of October 19, 2011), or approximately 24.3% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 50,498,593 shares of the Common Stock (after the Issuer’s reverse stock split, effective as of October 19, 2011), or approximately 24.3% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Crossing is the beneficial owner of 50,498,593 shares of the Common Stock (after the Issuer’s reverse stock split, effective as of October 19, 2011), or approximately 24.3% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares of the Common Stock.

For the avoidance of doubt, the change in the number of shares described above, as compared to that described in the previous Schedule 13D filing, results solely from the Issuer’s reverse stock split, effective as of October 19, 2011.

Item 5 is hereby further amended by deleting the second sentence of paragraph (c) and replacing it to read as follows:

(c) To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days except for the transactions by each of Seah Lim Huat Peter and Lee Theng Kiat as set forth in their respective Form 4 filed with the SEC on October 6, 2011 and October 20, 2011.

Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following at the end thereof:

On November 28, 2011, the Issuer and STT Crossing entered into an amendment to the Stockholder Rights Agreement (the “Amendment to the Stockholder Rights Agreement”) to reflect the Issuer’s reverse stock split, effective as of October 19, 2011, and the listing of the Common Stock on the New York Stock Exchange, effective as of October 20, 2011. No substantive changes were made to the terms of the Stockholder Rights Agreement. A copy of the Amendment to the Stockholder Rights Agreement is attached hereto as Exhibit 99.1.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Amendment to the Stockholder Rights Agreement, dated as of November 28, 2011, between STT Crossing and the Issuer (incorporated by reference to Exhibit 99.1 to the Form 8-K of the Issuer, filed with the SEC on November 30, 2011).

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2011

TEMASEK HOLDINGS (PRIVATE) LIMITED

By	/s/ Chia Yue Joo
Name:	Chia Yue Joo
Title:	Authorized Signatory
Managing Director, Legal & Regulations
Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By	/s/ Pek Siok Lan
Name:	Pek Siok Lan
Title:	Company Secretary

STT COMMUNICATIONS LTD

By	/s/ Pek Siok Lan
Name:	Pek Siok Lan
Title:	Company Secretary

STT CROSSING LTD

By	/s/ Pek Siok Lan
Name:	Pek Siok Lan
Title:	Director

Page 9 of 9 Pages

EXHIBIT INDEX

1. Exhibit 99.1 Amendment to the Stockholder Rights Agreement, dated as of November 28, 2011, between STT Crossing and the Issuer (incorporated by reference to Exhibit 99.1 to the Form 8-K of the Issuer, filed with the SEC on November 30, 2011).